Exhibit (a)(5)(viii)

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First Financial Bancorp Announces Preliminary Results of

Dutch Auction Tender Offer

HAMILTON, Ohio, December 5, 2005 - First Financial Bancorp. (Nasdaq Symbol: “FFBC”) announced today the preliminary results of its modified “Dutch Auction” tender offer. In the tender offer, First Financial offered to purchase up to 3.25 million common shares at a price that was not greater than $19.50 nor less than $17.50 per share. The tender offer expired at 12:00 midnight, New York City time, on December 2, 2005 and has not been extended.

First Financial expects to accept for purchase 3.25 million shares at a purchase price of $19.00 per share, for a total cost of approximately $61.75 million. Based on the preliminary count by Computershare Trust Company of New York, the depositary for the tender offer, 3,711,762 common shares, including 221,807 shares that were tendered through notice of guaranteed delivery, were properly tendered and not withdrawn at prices at or below $19.00 per share. Because the number of shares tendered at or below the $19.00 price per share exceeds the number of shares that First Financial offered to purchase, the resulting estimated proration factor is approximately 88% of the common shares tendered at or below $19.00 per share, except that all shares tendered from holders of less than 100 shares (“odd-lots”) will be purchased without proration.

Based on the preliminary count, subject to final verification, approximately 5,275,035 common shares were tendered at or below $19.50 per share, including approximately 238,048 shares that were tendered through notice of guaranteed delivery. All shares tendered above $19.00 per share will be returned to shareholders.

The number of shares tendered and not withdrawn, the proration factor, and the purchase price are preliminary and are subject to verification by Computershare Trust Company of New York. The actual number of shares validly tendered and not withdrawn, the proration factor, and the purchase price will be announced promptly following completion of the verification process. Promptly after such announcement, the depositary will issue payment for the shares validly tendered and accepted under the tender offer and will return all other shares tendered and not accepted for purchase.

The dealer manager for the tender offer is Stifel, Nicolaus & Company, Incorporated and the information agent is Georgeson Shareholder Communications Inc. The depositary is Computershare Trust Company of New York. For questions and information, please call the information agent toll free at (800) 645-3320.

A $3.7 billion publicly owned bank holding company with over 4,000 shareholders, First Financial Bancorp currently operates First Financial Bank, N.A. with a total of 104 retail banking centers in Ohio, Michigan, Kentucky, and Indiana, as well as an investment-advisor affiliate. Insurance services are offered through First Financial Insurance.

First Financial Bancorp

P.O. Box 476

Hamilton, OH 45012

Analyst Contact: J. Franklin Hall

513-867-4954

frank.hall@ffbc-oh.com

Media Contact: Cheryl R. Lipp

513-867-4929

cheryl.lipp@comfirst.com